Mail Stop 3628

October 14, 2005

VIA FACSIMILE:  (419) 241-6894

E.L. Herbert, Esq.
Thomas C. Blank, Esq.
Shumaker, Loop & Kendrick LLP
North Courthouse Square
1000 Jackson Street
Toledo, Ohio 43624-1573
(419) 241-9000

Re:	FC Banc Corp.
	Schedule 14A - File No. 000-25616 filed September 14, 2005
	Schedule 13E-3 - File No. 005-60231, filed September 14, 2005

Dear Messrs Herbert and Blank:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3
General

1. Please confirm to us, in a supplemental response, that the information statement will be sent or given at least 20 calendar days prior to the meeting date.

Summary Term Sheet, page 2

2. Please address the possible difficulty holders of less than 500 shares who do not want to be cashed out may have in purchasing a sufficient number of FC Banc Corp shares in the open market so that they hold at least 500 FC Banc Corp. shares on the Effective Date, given the lack of trading in the shares as described throughout your filing.

Fairness of the Stock Splits

3. Please state the board`s belief as to fairness of the Rule 13e-3 transaction as required by Item 1014(a) of Regulation M-A.

Purpose of and Reasons for the Stock Splits, page 9

4. Please state the reasons for the structure of the Rule 13e-3 transaction and for undertaking the transaction at this time as required by Item 1013(c) of Regulation M-A. We note that you have pending internal controls audit requirement imposed by Section 404 of the Sarbanes-Oxley Act, which is effective for FC Banc Corp. in the 2006 fiscal year that begins January 1, 2006.

Reduced Costs and Expenses, page 10

5. We note that you currently intend to continue to provide shareholders with annual audited financial statements and proxy statements. Please detail how you intend to do this, for example, will you mail these materials to holders? We note your disclosure under "Disadvantages of the Stock Splits" on page 33, that investors seeking information about you will have to contact you directly to receive such information. Is this the manner by which current and future holders will be required to obtain their information?
Please add the same disclosure to your discussion of this matter under "Effects on Continuing Holders" on page 13.

Operational Flexibility, page 11

6. Please the "other aspects of being a public company" and "the benefits FC Banc Corp. receives from maintaining its status as a public reporting company" the board considered in concluding that the benefits are substantially outweighed by the associated costs and expenses.

Effects on Cashed Out Holders, page 12

7. Please include a "reasonably detailed discussion" of both the benefits and detriments of the Rule 13e-3 transaction to the subject company, its affiliates and unaffiliated security holders. Please identify each factor as a benefit or detriment.

Fairness of the Stock Splits, page 18

8. Please detail the board`s consideration of the split ratio. We note your disclosure that although all of the directors own FC
Banc Corp. shares, the 500 shares threshold was determined without regard to their share ownership. Further, on page 19, you state that the board decided the split ratio based solely on what it believed would be most effective and efficient to reduce and maintain the number of shareholders below 300. Further, we note your disclosure referencing the board`s consideration of thresholds and shareholder lists on page 39, but believe that you should increase your disclosure of the board`s consideration of these factors.

Opinion of Austin Associates, LLC, page 24

9. We note that the summaries of the Austin Associates report and material financial analyses, on page 28, are qualified in its entirety by the full text of the opinion. A qualification of this type appears to be inconsistent with the requirement that all material information be provided in the proxy statement. Please revise.

10. We note your reference to financial forecasts and projections prepared by the management group with respect to FC Banc Corp. These and all other non-public projections and financial forecasts provided to the fairness advisor should be disclosed in the offer materials.

11. Please define "ROAA."

12. Although we understand that you filed the opinion and the valuation report of Austin Associates as exhibits to your Schedule 13E-3, we remind you that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate Item 1015 report that must be described in detail in the document. This requirement would therefore require a discussion of the preliminary analyses performed in connection with the June 9, 2005 opinion, presentation and report presented to the board as disclosed on page 38. Please revise to include a discussion of both the final and preliminary reports.

Discounted Cash Flow Value, page 28

13. For each valuation technique, including but not limited to discounted cash flow value and the residual value, please disclose the basis for all assumptions relied upon by Austin Associates.
For example, we note that Austin Associates` discount cash flow analysis assumed a discount rate of 12% and a 7% equity to asset ratio. To the extent that these assumptions were provided by management, please disclose.

Stock Splits Proposal, page 35
Background of the Stock Splits

14. Please detail the first consideration of the factors by management and the board, respectively, relating to the Rule 13e-3 transaction, including, but not limited to, the conclusion that the benefits of being an SEC-reporting company are substantially outweighed by the burden on management and the expense related to the SEC reporting obligations.

15. Please identify S.R. Snodgrass, A.C. as FC Banc Corp`s independent auditor at first reference.

16. We note your statement on page 37 that "[a]lthough Austin
Associates had provided services to FC Banc Corp., the Board believed Austin Associates` knowledge of FC Banc Corp. would be helpful in assisting the Board to determine a fair value to be paid to shareholders cashed out in the going private transaction."
Summarize the discussions about this potential conflict of interest. Were any actions discussed to avoid an actual or potential conflict of interest and achieve independence? What was the ultimate conclusion regarding such potential conflict by the board?

17. Please detail the board`s determination in setting the price to pay cashed out holders $29.12 per share. We note that the price represents a 4% premium over the fair cash value of the shares determined by Austin Associates, but believe that you should disclose the entirety of the factors considered by the board in making this determination.

Financial Information, page 57
Summary Historical Financial Information

18. We note that you have incorporated by reference the Company`s annual report on Form 10-KSB for the year ended December 31, 2004.
Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13 and Q&A 7 in Section I.H of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 2001) (for guidance on a nearly identical
instruction in the context of a tender offer).   It appears that
you have not included income per common share and ratio of earnings to fixed charges, the requirements of Item 1010(c)(2) and (4), respectively, of Regulation M-A. Please revise to include the complete summary financial statements, as required by Item 1010(c) of Regulation M-A in the Schedule 14A filed in connection with this going private transaction.

Pro Forma Consolidated Income Statement, page 61

19. Please revise to include all of the pro forma information required by Item 1010(b) of Regulation M-A. In this regard, it does not appear that your pro forma information contains the ratio of earnings to fixed charges.

Where You Can Find More Information, page 63

20. Please note that the address of the SEC has changed, it is now 100 F Street, N.E., Washington, D.C. 20549.

Preliminary Proxy Card

21. Rule 14a-4(b)(1) requires each matter on the proxy card must be separately broken out. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. Refer to the September 2004 Interim Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (available on our Web site at www.sec.gov). Advise us of the basis for the apparent belief the reverse and forward stock splits are not separate matters that should be presented independently on the proxy card for shareholder vote. Please ensure that your response includes a brief legal analysis of whether or not security holder approval is necessary to approve the amendment to the Articles of Organization authorizing the forward stock split. To the extent that the forward stock split amendment is required under the governing state law to authorize the action, each request to amend should be identified as a separate proposal.

Closing Comment

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

* that filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* that filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

   If you have any questions please contact me at (202) 551-3257 or by facsimile at (202) 772-9203.

Very truly yours,


Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions